Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on August 31, 2021. A copy of the press release is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heliogen, Inc. to Participate in Upcoming Investor Conferences

September 01, 2021 07:00 AM Eastern Daylight Time

PASADENA, Calif.--(BUSINESS WIRE)--Heliogen, Inc. (“Heliogen”), a leading provider of AI-enabled concentrated solar power, today announced that management will present and meet with investors at the following conferences:

.@HeliogenInc will be present and meet with investors at Barclays CEO Energy-Power and Sanford Bernstein Reimagining the Future of ESG conferences. #ESG

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•	Barclays CEO Energy-Power Conference, September 10, 2021
•	Sanford Bernstein Reimagining the Future of ESG: Beyond Ratings and Scores Conference, September 15, 2021

Heliogen’s most recent presentation will be available on the Investors section of its website, at https://heliogen.com/investor-center/.

About Heliogen

Heliogen is a renewable energy technology company focused on empowering a sustainable future by eliminating the need for fossil fuels for all of heavy industry. The company’s Sunlight Refinery™ aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, and green hydrogen fuel at scale for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996.

As previously announced, Heliogen has entered into definitive agreement for a business combination with Athena Technology Acquisition Corp. (NYSE: ATHN), a publicly-traded special purpose acquisition company (SPAC), that would result in Heliogen becoming a publicly-listed company. Completion of the proposed transaction is subject to customary closing conditions, and is expected to occur in the fourth quarter of 2021.

For more information about Heliogen, please visit Heliogen.com or @heliogeninc.

“Heliogen’s HelioHeat™ Named to TIME’s Best Inventions List for 2020”

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

 Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

Heliogen Contacts

For Investors:
Caldwell Bailey
ICR, Inc.
HeliogenIR@icrinc.com

For Media:
Press@Heliogen.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.